

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 2, 2017

Shawn J. Carsten
Vice President and Chief Financial Officer
Shell Midstream Partners, L.P.
150 North Dairy Ashford Road, A0482-A
Houston, TX 770079

  Re: **Shell Midstream Partners, LP**
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 23, 2017
     File No. 1-36710

Dear Mr. Carsten:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director
        Office of Natural Resources